Exhibit 99.b.2

AMENDMENT NO. 1, DATED SEPTEMBER 21, 2015 TO THE

BY-LAWS, DATED OCTOBER 12, 2007

of

RevenueShares ETF Trust

A Delaware Statutory Trust

The following language replaces the second paragraph of Section 5 of Article II of the Trust’s By-Laws:

When any Shareholders’ meeting is adjourned to another time or place, written notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken, unless after the adjournment, a new record date is fixed for the adjourned meeting, or unless the adjournment is for more than one hundred and twenty (120) days after the date of the original meeting, in which case, the Board of Trustees shall set a new record date as provided in Article V of the Declaration of Trust and give written notice to each Shareholder of record entitled to vote at the adjourned meeting in accordance with the provisions of Sections 3 and 4 of this Article II. At any adjourned meeting, any business may be transacted that might have been transacted at the original meeting.